EXHIBIT 11.1

COMPUTATION OF NET LOSS PER SHARE

BEGINNING BALANCE				30,432,433

DATE	NO. OF SHARES ISSUED		CONTRIBUTION TO WEIGHTED AVERAGE	ENDING BALANCE
January 16, 2007	1,925,000		1,840,618	32,273,051
February 5, 2007	600,000		540,821	32,813,872
February 21, 2007	275,000		235,822	33,049,694
March 22, 2007	365,000		284,000	33,333,694
June 18, 2007	1,304,286		700,384	34,034,078
July 9, 2007	53,616		25,706	34,059,784
July 12, 2007	120,000		56,548	34,116,332
August 8, 2007	1,625,000		645,548	34,761,880
September 20, 2007	17,000		4,751	34,766,631
October 29, 2007	8,000,000		345,206	35,111,837
November 8, 2007	30,000		4,356	35,116,193
December 18, 2007	750,000		—	35,116,193

Net Loss for the year		$4,763,046
Weighted average shares		35,116,193
Net Loss per share		$(0.14)